Mail Stop 4561

October 2, 2008

David M. Kavanagh
Chief Executive Officer
555 West Jackson Blvd, Suite 600
Chicago, IL 60661

**Re:** **Grant Park Futures Fund Limited Partnership**
**Form 10-K for Year Ended December 31, 2007**
**Form 10-Q for Quarter Ended March 31, 2008 and June 30, 2008**
**File No. 000-50316**

Dear Mr. Kavanagh:

We have reviewed your response letter dated September 10, 2008, and have the following additional comments.

Form 10-K

General

1.  We note that your response has been submitted and signed by your counsel. Please provide on a separate letter from, and signed by an officer of, the Company, a statement acknowledging that:
    - The company is responsible for the adequacy and accuracy of the disclosures in the filings;
    - Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements

Grant Park Futures Fund Limited Partnership

Note 1 Nature of Business and Significant Accounting Policies

Organization and offering costs, page F-12

2.      We have read and considered your response to comment one. It appears that your response does not fully addresses your accounting for offering costs. As previously requested, please explain how your accounting policy for both initial and ongoing offering costs is consistent with the guidance in paragraph 8.24 of the AICPA's Audit and Accounting Guide, Audits of Investment Companies.

\* \* \* \*

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Detailed cover letters greatly facilitate our review.  Please file your cover letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or the undersigned at (202) 551-3414 if you have questions.

Sincerely,


Jorge Bonilla
Senior Staff Accountant